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                            October 14, 2020

       Mostafa Nagaty
       Chief Financial Officer
       KKR Real Estate Finance Trust Inc.
       9 West 57th Street, Suite 4200
       New York, NY 10019

                                                        Re: KKR Real Estate
Finance Trust Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Form 10-Q for the
quarterly period ended March 31, 2020
                                                            Form 10-Q for the
quarterly period ended June 30, 2020
                                                            File No. 001-38082

       Dear Mr. Nagaty:

               We have reviewed your September 23, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 10, 2020 letter.

       Form 10-Q for the quarterly period ended March 31, 2020

       Item 2. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Core Earnings , page 46

   1. We have considered your response to comment 1 in our letter dated July 20, 2020. We continue to believe
that your presentation of Core Earnings, which excludes the unrealized portion of the
provision for credit losses, appears to substitute individually tailored recognition and
measurement methods for those of GAAP and could violate Rule 100(b)
                                                        of Regulation G, as
discussed in Question 100.04 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations. Please refrain from disclosing this performance measure, or
any other performance measures that exclude the provision for
 Mostafa Nagaty
KKR Real Estate Finance Trust Inc.
October 14, 2020
Page 2
         credit losses, or portions of the provision for credit losses, in future filings.
      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameMostafa Nagaty                                  Sincerely,
Comapany NameKKR Real Estate Finance Trust Inc.
                                                                  Division of
Corporation Finance
October 14, 2020 Page 2                                           Office of
Real Estate & Construction
FirstName LastName